August 31, 2023

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Delaying Amendment

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-274172) filed by Air T, Inc. and Air T Funding (collectively, the “Company”) on August 23, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Philip T. Colton of Winthrop & Weinstine, P.A., counsel to the Company, at (612) 604-6400.

Sincerely,

AIR T, INC.

By:    /s/ Brian Ochocki
    Brian Ochocki
    Chief Financial Officer
    Air T, Inc.

AIR T FUNDING
By:    AIR T, INC., as Depositor

By:    /s/ Brian Ochocki
Name: Brian Ochocki
Title: Chief Financial Officer

/s/ Mark Jundt
Mark Jundt, As Administrative Trustee

/s/ Brian Ochocki
Brian Ochocki, As Administrative Trustee

cc: Philip T. Colton, Winthrop & Weinstine, P.A.

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